BioDrain Medical, Inc.
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

September 4, 2009

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek, Attorney

Re:	BioDrain Medical, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed August 28, 2009 File No. 333-155299

Dear Mr. Kruczek:

On behalf of BioDrain Medical, Inc., (the “Company” or “BioDrain”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 28, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Risk Factors

We are an early stage company… page 4

1.	We reissue prior comment 1 given your disclosure here that you “have not generated any revenues to date.”

Response:  Page 4 has been updated to clarify that we have generated only minimal revenue to date.

2.	Please revise to separately quantify the amount of revenue generated from the sale of your FMS unit and that amount generated from the sale of the cleaning solution kits.

Response: This section has been updated to indicate that revenue from the FMS unit is approximately $14,000, sales of cleaning solution kits is approximately $1,000 and installation revenue is $750.

3.	Please revise to also discuss the nature and composition of cost of sales, including a discussion of gross margin.

Response: This section has been updated to indicate that the cost of sales for hardware is approximately $7,000 and cost of cleaning solution kits is approximately $450.  Gross margin percentage is approximately 53% for both items and will likely increase over time as we take advantage of volume purchasing discounts as our sales volume increases.

4.
Please revise to add a discussion of your accounting policy for revenue recognition.  To the extent relevant, please also address post shipment obligations, customer acceptance  provisions, return policies, warranties, credits and discounts, rebates, price protection or similar privileges and the impact of these matters on the amounts and timing of revenues.  Please also address how the installation requirements described on pages 41 and 49 impact the timing of revenue recognition.  The disclosure in critical accounting policies on page 19 should similarly be revised to discuss the judgments and uncertainties inherent in your revenue recognition policy.

Response: Our revenue recognition policy is as follows: Revenue Recognition We recognize revenue in accordance with the SEC’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104 (together, SAB 101), and Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists (SFAS 48).

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectability is probable. Delivery is considered to have occurred upon either shipment of the product or arrival at its destination based on the shipping terms of the transaction. Our standard terms specify that shipment is FOB BioDrain and we will, therefore recognize revenue upon shipment in most cases. This revenue recognition policy applies to shipments of our FMS units as well as shipments of cleaning solution kits. When these conditions are satisfied, we recognize gross product revenue, which is the price we charge generally to our customers for a particular product.  Under our standard terms and conditions there is no provision for installation or acceptance of the product to take place prior to the obligation of the customer.  The Customer’s right of return is limited only to our standard warranty whereby we replace or repair, at our option, and it would be very rare that the unit or significant quantities of cleaning solution kits may be returned.  Additionally, since we buy both the FMS units and cleaning solution kits from “turnkey” suppliers we would have the right to replacements from the suppliers if this situation should occur.

We did not expand our critical accounting policies to include significant judgments regarding revenue recognition because deviations from our policy to recognize revenue upon shipment are expected to be very rare.

5.
As a related matter, we see that you also sell disposable cleaning kits and that you expect the sale of the kits to be a substantial ongoing revenue generator.  Please disclose your accounting policy with respect to these kits, if different from the sale of the Fluid Management System (FMS) unit.  Discuss if there are any minimum purchase requirements of the cleaning kits with the purchase of the FMS.  If so, discuss how the requirement impacts your revenue recognition policy.

Response:  Our revenue recognition policy with respect to the sale of cleaning kits is the same as for the sale of FMS units, that is recognize revenue upon shipment. There is no minimum purchase requirement for the cleaning kits other than in cases of 20 bottles, and there is no minimum purchase requirement over the life of the FMS unit. However, we highly recommend that the customer use our disposable cleaning kit after each surgical procedure or they risk voiding their warranty and we expect, therefore, to sell large quantities of cleaning kits as long as the FMS unit is in continuous use.

Note 3. Stockholders; Deficit, Stock Options and Warrants, page F-7

Other Securities For Issuance Upon Certain Contingencies, page F-11

6.
We see that the vesting of certain securities were contingent on achieving commercial sales of the FMS.  Since you began recognizing revenue on sales of the FMS in June 2009, please update this section to disclose the vesting of any accounting for those securities.

Response: Page F-11 has been updated to indicate that additional vesting of options held by Mr. Ruwe, Mr. Dauwalter and Ms. Doerfert occurred on June 15, 2009 as a result of shipping our first revenue producing FMS unit on that date.

7.
We reference the agreement with Peter Morawetz dated May 15, 2009 in which Mr. Morawetz, a significant shareholder, waived unpaid consulting fees in return for cash equity.  Please revise the relevant paragraph on page F-11 to explain that the waived amount was recorded as a contribution to capital as reflected in the statement of stockholders’ equity.

Response:  This section was updated to indicate that the debt forgiveness was treated as a capital contribution, in accordance with SAB 79, because Mr. Morawetz is both a director and a significant shareholder, and the $30,000 obligation and the Black-Scholes value of the option were expensed in the second quarter of 2009.

Note 8. Long-term Debt, page F-13

8.
We see that you accrued the case portion of the liquidation damages requirement under the $170,000 note payment.  Please revise to also disclose the amount you have accrued for the shares you obligated to issue to the investors on June 30, 2009.  Please refer to FASB ASC 825-80-30-5.

Response: We have accrued $318,701 for the value of shares, at $.50 per share, for the registration payment arrangement.  This is based upon our reasonable estimation that we will achieve registration of our shares by September 25, 2009 or 210 days beyond the 180 days after the August 31, 2008 closing date. This will require us to issue an additional 637,401 shares with a value of $318,701 at $.50 per share.  We relied upon FSP EITF 00-19-2 (ASC 825-20-30-5 in codification literature) for this interpretation. Our June 30, 2009 financial statements have been changed to reflect this accrual, we have  labeled the statements as Restated and the restatement is explained in Note 11 to the financial statements.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (651) 389-4802 or by facsimile at (651) 389-4803.  You may also reach our outside counsel, Ryan Hong, Esq. of Richardson & Patel LLP at (310) 208-1182 extension 723, or by facsimile at (310) 208-1154.

Very truly yours,

/s/ Kevin Davidson
Kevin Davidson Chief Executive Officer